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                              May 23, 2024

       Matthew Galvanoni
       Chief Financial Officer
       Pilgrim   s Pride Corporation
       1770 Promontory Circle
       Greeley, CO 80634-9038

                                                        Re: Pilgrim   s Pride
Corporation
                                                            Annual Report on
Form 10-K for the Year Ended December 31, 2023
                                                            Filed February 27,
2024
                                                            File No. 001-09273

       Dear Matthew Galvanoni:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations 2023 Compared to 2022, page 24

   1. We note that your discussion of changes in results of operations attributes the increases and decreases in
changes in revenue and cost of sales to sales volume and sales per pound.
                                                        To further enhance
investor understanding, for each of your three reportable
                                                        segments, please
consider revising future filings to include a table that discloses the quantity (or volume) of
pounds or tons sold, along with a range of the commodity prices.
       Note 2. Revenue Recognition, page 56

   2. Refer to the table of disaggregated revenue in Note 2. We note from your disclosures here and in Note 20, that
you disclose disaggregated revenue by segments, as well as by the product lines Fresh,
Prepared, Export and Other, and customer locations. We note from your earnings calls
that you also discuss revenue in terms of "case ready," "big bird," and
                                                        "small bird" as well as
by distribution channels. Please consider revising future filings to provide additional
disaggregation of your revenue by sales or distribution channels, such
 Matthew Galvanoni
Pilgrim   s Pride Corporation
May 23, 2024
Page 2
      as retailers, foodservice, restaurants, and export markets, and/or additional product categories. Reference is also made to your discussion on page 2 under Market Overview, and the description of each segment's distribution channel as disclosed in Note 20. Your response should give consideration to ASC 606-10-55-89 through 55-91.
Note 21. Commitments and Contingencies
Litigation, page 86

3. For those legal proceedings which are disclosed and exposure to loss exists in excess of the amount accrued, or no accrual has been made, please revise future filings to ensure that an estimate of the possible loss or range of loss is disclosed or a statement that such an estimate cannot be made. For example, you disclose that you continue to litigate certain class actions in the Oklahoma Court and Colorado Court, but the disclosure does not include any related dollar amounts of accrual, or estimated loss, or a statement that you cannot make such an estimate. Please revise future filings accordingly. See guidance in
      ASC 450-20-50-3 and 50-4.
General

4. We note that your Form 8-K filed on May 1, 2024, reports that shareholders approved the appointment of Joesley and Wesley Batista to your board of directors. Please revise applicable future filings to include appropriate risk factors and a discussion of the civil and criminal actions and investigations related to your ultimate controlling shareholders, consistent with disclosure appearing on pages 10-12 and 125-27 of the Form 20-F filed by your parent company, JBS S.A.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Beverly Singleton at 202-551-3328 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                            Sincerely,
FirstName LastNameMatthew Galvanoni
                                                            Division of
Corporation Finance
Comapany NamePilgrim   s Pride Corporation
                                                            Office of
Manufacturing
May 23, 2024 Page 2
cc:       Jeffrey Sherman
FirstName LastName